FRAMEWORK AGREEMENT

This framework agreement (the “Agreement”) is entered into

BY AND AMONG

I.

R2 ENERGY LTD. (“R2 Energy”), a corporation duly incorporated and existing under the laws of Alberta (Canada), with registered address at 3700, 400 -3rd Avenue, T2p 4H2 Calgary (Alberta), Canada, registered with the Registrar of Corporations for the Province of Alberta (Canada), and holding Spanish tax identification number (N.I.F.) N-4041381-G.

R2 Energy is duly represented by Mr. Craig Allan Steinke, of legal age and Canadian nationality, married, domicile at 15567 Marine Drive, White Rock (British Columbia), Canada, and passport number WF459235, currently in force, who acts in his capacity as Chief Executive Officer.

II.

SA MINERA CATALANO - ARAGONESA (“SAMCA”), a company with registered office in Ariño (Teruel), at Calle Carretera nº 18, registered with the Commercial Registry of Teruel, and holding Spanish tax identification number (C.I.F.) A-44000230.

SAMCA is duly represented by Mr. Ángel Luengo Martínez, of legal age and Spanish nationality, married, with Spanish national identification card (D.N.I.) number 17224437J and domicile in Tudela (Navarra, Spain) Plaza Sancho el Fuerte nº 11, who acts in his capacity as joint and several Chief Executive Officer.

R2 Energy and SAMCA are collectively referred to herein as the “Parties” and each individually as a “Party”.

RECITALS

I.

Whereas R2 Energy is the legal owner of the entire share capital of MONTERO ENERGY CORPORATION, S.L. SOCIEDAD UNIPERSONAL (“Montero”), which is divided into 300 ordinary shares (participaciones sociales) with a face value of € 10 each, numbered from number 1 to number 300, both inclusive, fully subscribed for and paid in (the “Current Shares”).

II.

Whereas SAMCA is a Spanish company (sociedad anónima) incorporated pursuant to a public deed granted in the presence of the Notary Public of Barcelona on 1919, with the number 720 of his public records, registered with the Commercial Registry of Teruel, with registered office in Ariño (Teruel), at Calle Carretera nº 18 (Spain), and holding tax identification number (C.I.F.) A-44000230.

III.

Whereas Montero’s balance sheet as of 31 March 2014 is attached hereto as Schedule I (the “Balance Sheet”). Pursuant to the Balance Sheet:

(a)

share capital amounts to 3,000.00 euros;

(b)

accumulated losses amount to 1,341,263.83 euros;

(c)

net equity amounts to -1,338,263.83 euros; and

(d)

total outstanding debts of Montero vis-à-vis R2 Energy amount to 1,847,340.00 euros incurred as of 31 December 2013 (the “R2-Montero Credit”), plus an additional 4,461.00 euros incurred during 2014.

IV.

Whereas SAMCA has been under negotiations to acquire the Lora Concession (as this term is defined below) and the relevant real estate and other assets used to exploit the Lora Concession’s oil fields located in Ayoluengo (Burgos) (jointly, the “Ayoluengo Field Assets”).

For the purposes of this Agreement the “Lora Concession” means the “Lora” administrative concession for the exploitation of liquid and gas hydrocarbons originally granted to Compañía Arrendataria del Monopolio de Petroleos, S.A., California Oil Company of Spain and Texaco (Spain) Inc. by Decree 3311/1966, dated 29 December, and published in the Spanish Official Gazette (Boletín Oficial del Estado) on 31 January 1967.

Both parties acknowledge that, pursuant to a press release published, it seems that the owner of the Lora Concession and another company have reached an agreement regarding the sale of the Ayoluengo Field Assets.

V.

Whereas R2 Energy is interested in acquiring an interest in the Ayoluengo Field Assets in the event that SAMCA acquires the Ayoluengo Field Assets.

VI.

Whereas SAMCA, pursuant to the terms and subject to the conditions set forth in this Agreement, desires to acquire a stake in the share capital of Montero by means of subscribing newly issued shares in a future share capital increase.

Now, therefore, the Parties agree to enter into this Agreement pursuant to the following

CLAUSES

1.

PURPOSE

The purpose (objeto) of this Agreement is to set forth the terms and conditions pursuant to which (i) SAMCA is going to subscribe and acquire the New Shares (as this term is defined in Clause 3 below), and (ii) certain other agreements reached by the Parties in respect of the transaction.

2.

FINANCIAL SITUATION OF MONTERO

R2 Energy will be responsible of the financial situation of MONTERO as it appears in the Balance sheet (attached as Anex I) and, consequently, shall be liable vis-à-vis SAMCA for any hidden liabilities that are not recorded in the Balance Sheet, at their book value.

Furthermore, R2 Energy shall, from 31 March 2014 until the date when SAMCA subscribes the New Shares (the “Interim Period”), use its reasonable efforts to (i) cause Montero to conduct its business in the ordinary course of business; and (ii) procure that during the Interim Period Montero does carry out any action (other than those regulated under this Agreement) that may have a material impact in the view of the assets and financial situation of Montero that is reflected in the Balance Sheet.

3.

UNDERTAKINGS BY THE PARTIES

3.1

Corporate Restructuration

Prior to SAMCA subscribing the New Shares, R2 Energy is going to (whether directly in its condition as sole shareholder of Montero or indirectly by instructing the sole director of Montero to carry the necessary actions in the name and on behalf of Montero) carry out the share capital increase and share capital decrease described in sections 2.1.1, 2.1.2 and 2.1.3. of this Clause, respectively (jointly referred to as the “Corporate Restructuration”).

3.1.1

Partial capitalisation of the R2-Montero Credit

In accordance with article 301 of the Spanish Law on Commercial Companies (Real Decreto Legislativo 1/2010, de 2 de julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital) (“LSC”), Montero shall increase its share capital by virtue of the capitalisation of the R2-Montero Credit, in the amount of 1.312.780 euros, by means of the issuance of 131.278 new ordinary shares of the Company, with a par value of 10 euros, numbered from number 301 to number 131.578, of the same class and series and conferring the same rights as the Current Shares.

3.1.2

Share capital reduction to off-set losses and simultaneous share capital increase by means of the capitalisation the amount that remains outstanding of the R2-Montero Credit and cash contributions by SAMCA in order to subscribe the New Shares

In accordance with articles 320 et seq. and 343 et seq. of the LSC, Montero shall:

(A)

Reduce its share capital to cero in order to off-set the accumulated losses up to 31 December 2013 in the amount of 1.315.780 euros, by means of the cancellation of 131.578 shares from number 1 to number 131.578 both included; and, simultaneously

(B)

Increase its share capital in the aggregate amount of 1,336,400 euros that shall be divided in two tranches:

(i)

A first tranche in the amount of 534,560 euros by virtue of the capitalisation of the amount that remains outstanding of the R2-Montero Credit, by means of the issuance of 53,456 new ordinary shares of the Company, with a par value of 10 euros, numbered from number 1 to number number 53.456, all of the same class and series and conferring the same rights and conferring the same rights as the Current Shares; and

(ii)

A second tranche in the amount of 801,840 euros, by means of the issuance of 80,184 new ordinary shares of the Company, with a par value of 10 euros and with a share premium of 298.160 euros, numbered from 53.457 to 133.640, of the same class and series and conferring the same rights as the Current Shares (the “New Shares”).

With respect to the second tranche of the share capital increase described in the preceding paragraph:

(a)

R2 Energy shall waive its pre-emption right over the New Shares; and

(b)

SAMCA shall (a) subscribe all the New Shares, and (b) contribute 1.100.000,00 euros in cash to Montero in order to pay for the New Shares.

After the aforementioned share capital increase is executed, the resulting share capital of Montero (the “Resulting Share Capital”) would amount to 1.336.400 euros which would be divided into 133.640 ordinary shares with a face value of € 10 each, numbered from 1 to 133.640, both inclusive, fully subscribed for and paid in.

The Resulting Share Capital would be owned by the Parties according to the following distribution:

Party	Number of shares	Stake in Montero (percentage)
R2 Energy	1 – 53.456	40%
SAMCA	53.457 to 133.640	60%
TOTAL	133.640	100%

Furthermore, after the share capitalisation of the amount that remains outstanding of the R2-Montero Credit, the R2-Montero Credit will be cancelled

4.

EXECUTION OF THE SHAREHOLDERS AGREEMENT

Upon the subscription of the New Shares by SAMCA the Parties are going to execute a shareholders agreement.

5.

THE AYOLUENGO FIELD ASSETS

In the event that SAMCA reaches an agreement for the acquisition and development of the Ayoluengo Field Assets, which are currently owned by the Company Petrolífera de Sedano, S.L., the Parties undertake to make their best efforts to cause R2 Energy to acquire a 40% interest in the Ayoluengo Field Assets, in equivalent terms and conditions to those of the acquisition of the Ayoluengo Field Assets by SAMCA and having R2 Energy a reasonable time to obtain the financing (whether in the form of equity or debt) that it may require for such purposes.

For clarification purposes, the Parties agree that R2 Energy may hold its 40% interest in the Ayoluengo Field Assets directly or indirectly through its stake in the share capital of Montero (in the event that the Ayoluengo Field Assets are contributed to Montero).

6.

GENERAL

6.1

Confidentiality

Without limitation to the second paragraph of Clause 5.8, the terms and conditions set forth in this Agreement and any information delivered by one Party to any other Party in connection with this Agreement that is either identified by the disclosing Party before its disclosure to the receiving Party as being confidential or that would be understood by the Parties, exercising reasonable business judgment, to be confidential (the “Confidential Information”) shall be kept strictly confidential by the receiving Party.

Each Party agrees to limit the distribution of the Confidential Information received (including this Agreement) to those of its directors, officers, employees, agents, professional advisors and auditors as far as such distribution is necessary for the completion, enforcement and performance of this Agreement and for audit, accounting or internal compliance purposes of each Party.

Notwithstanding the foregoing, a Party may disclose Confidential Information if and to the extent that: (i) such disclosure is required by any applicable Laws, administrative or judicial order, or by the rules or regulations of any stock exchange or other regulatory body to which such Party is subject; (ii) such disclosure is required to complete any actions, perform any obligations or enforce any rights set forth hereunder or (iii) the disclosed Confidential Information became part of the public domain through no fault of the Party making the disclosure.

6.2

Assignment

This Agreement and the rights and obligations hereunder shall not be assignable, delegable or otherwise transferable by any Party without the prior written consent of the other Party. Any attempted assignment in violation of this Clause 5.2 shall be null and void.

6.3

Amendments

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed by R2 Energy and SAMCA.

6.4

Waivers

No waiver of any provision of, or consent or approval required by, this Agreement, nor any consent to or approval of any departure here from, shall be effective unless it is in writing and signed by the Party against whom enforcement of any such waiver, consent or approval is sought. Such waiver, consent or approval shall be effective only in the specific instance and for the purpose for which given. Neither the failure of any Party to enforce, nor the delay by any Party in enforcing, any condition, provision or part of this Agreement at any time shall be construed as (i) a waiver of that condition, provision or part or (ii) a forfeiture of any rights to future enforcement thereof.

6.5

Notices

6.5.1

Form

All notices, requests, demands and other communications that are required or may be given pursuant to the terms of this Agreement shall be in the English or Spanish language and in written or electronic form, and shall, when addressed to a Party at the applicable address set forth in Clause 5.5.2 below (or at such other address as a Party may designate in accordance with this Clause upon ten days’ prior written notice to the other Parties) and shall expressly and conspicuously make reference to this Agreement. Any such communication delivered by facsimile or other electronic transmission shall only be effective if such communication is also delivered by hand or deposited with a reputable courier maintaining records of receipt after its delivery by facsimile or other electronic transmission.

6.5.2

Addresses

The Parties have designated the following addresses for the receipt of notices:

(i)

If addressed to R2 Energy

-

Address: 15567 Marine Drive, White Rock, BC, Canada V4B 1C9

-

Attention: Craig Steinke

-

Fax: +1 604 536 3621

-

E-mail: craig@r2energy.ca

(ii)

If addressed to SAMCA:

-

Address: Pº de la Independencia nº 2º1, 3º

-

Attention to Javier del Pico Aznar

-

Fax: +34 976 23 87 03

-

E-mail: jdelpico@samca.com

6.6

Language

This Agreement has been drafted, negotiated and executed in the English language; provided, however, that Spanish terms used in this Agreement or English terms to which a Spanish translation has been included in a parenthetical or otherwise shall be interpreted throughout this Agreement with the meaning assigned to them in the Spanish language.

6.7

Severability

If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. In such instances, the Parties shall negotiate in good faith with a view to replacing any invalid, void or unenforceable provisions with terms which have as similar a commercial effect as reasonably possible to the invalid, void or unenforceable provisions.

6.8

Entire Agreement; Supremacy

This Agreement contains the entire agreement among the Parties with respect to the transactions contemplated hereby and supersedes all prior communications, agreements or understandings, whether written or oral, among the Parties with respect to the subject matter hereof.

The Parties acknowledge and agree that this Agreement shall prevail over any other document formalizing the transactions contemplated in this Agreement and, therefore, the Parties agree not to take any actions under those documents with a view to claiming or exercising any rights, or which result in a claim or exercise of rights, against any other Party that are not available to such Party under this Agreement.

6.9

Counterparts

This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

7.

GOVERNING LAW AND JURISDICTION

7.1

Governing Law

This Agreement shall be governed by the common Laws of the Kingdom of Spain (legislación común española).

7.2

Arbitration

Any difference, disagreement, claim or dispute concerning the interpretation or compliance with this Agreement will be duly notified in advance in writing by either party to the other, and both parties will attempt to resolve it by mutual consent, but if no agreement has been reached a month after the notice was sent, it will be subject to and resolved exclusively and finally through arbitration at Law, which will be held in Madrid under the rules of the Arbitration Court of the Chamber of Commerce and Industry of Madrid, which is entrusted with the administration of arbitration and the appointment of arbitrators according to its Regulations. The language of arbitration will be Spanish and English indistinctly. Arbitration will replace any other action, and the final ruling will be definitive and binding upon the parties, and executable at any court that has jurisdiction for these purposes. The parties undertake to comply with the arbitration ruling.

8.

TERM

This Agreement shall enter into force on the date hereof and shall be deemed automatically terminated and left without any effect, without any further notice being required, in the event that the actions regulated in Clauses 3 and 4 have not been completed within the two months following the date hereof.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Parties have entered into this Agreement in two (2) original counterparts as of the date in the place written in each case.

In Palm Springs (United States of America), on 4th of April 2014

R2 ENERGY LTD.

By:

“Craig Allan Steinke”

_________________________________

Mr. Craig Allan Steinke

In Zaragoza (Spain) on 4th of April 2014

SA MINERA CATALANO - ARAGONESA

By:

“Ángel Luengo Martínez”

______________________________________

Mr. Ángel Luengo Martínez

Schedule I

The Balance Sheet

Balance de Situación

Empresa	00031 - MONTERO ENERGY S.L.	**Página**	1
		Fecha listado	02/04/2014
Observaciones		**Período**	De Enero a Marzo

ACTIVO		2014
A) ACTIVO NO CORRIENTE		**498.211,90**
V. Inversiones financieras a largo plazo		498.211,90
2600	FIANZAS CONSTITUIDAS A LARGO P	498.211,90
B) ACTIVO CORRIENTE		**19.015,42**
II. Deudores comerciales y otras cuentas a cob.		11.554,02
3. Otros deudores		11.554,02
4700	HACIENDA PÚBLICA, DEUDORA POR	11.554,02
VI. Efectivo y otros activos líquidos equival.		7.461,40
5720	BCOS E INS.CRÉD. C/C VIS.,EURO	7.461,40
TOTAL ACTIVO		**517.227,32**

Balance de Situación

Empresa 00031 - MONTERO ENERGY S.L. **Página** 2

Fecha listado 02/04/2014

Observaciones **Período** De Enero a Marzo

PASIVO		2014
A) PATRIMONIO NETO		**-1.338.145,25**
A-1) Fondos propios		-1.338.145,25
I. Capital		3.000,00
1. Capital escriturado		3.000,00
1000	CAPITAL SOCIAL	3.000,00
V. Resultados de ejercicios anteriores		-1.315.785,26
1210	RDOS NEGATIVOS EJS. ANTERIORES	-1.315.785,26
VII. Resultado del ejercicio		-25.359,99
C) PASIVO CORRIENTE		**1.855.372,57**
II. Deudas a corto plazo		602.268,35
3. Otras deudas a corto plazo		602.268,35
5510	CTA CORRIENTE SOC. Y ADMINIST.	602.648,35
5550	PARTIDAS PENDIENTES DE APLICAC	-380,00
IV. Acreedores comerc. y otras cuentas a pagar		1.253.104,22
1. Proveedores		1.252.949,12
b) Proveedores a corto plazo		1.252.949,12
4000	PROVEEDORES (EUROS)	1.252.949,12
2. Otros acreedores		155,10
4100	ACRE. PRESTA. SERVICIOS(EUROS)	155,10
TOTAL PATRIMONIO NETO Y PASIVO		**517.227,32**

MONTERO ENERGY CORPORATION, S.L., SOCIEDAD UNIPERSONAL

DILIGENCIA que extiendo para hacer constar que el Administrador Único de la sociedad MONTERO ENERGY CORPORATION, S.L., SOCIEDAD UNIPERSONAL (la "**Sociedad**"), con fecha 4 de abril de 2014 ha formulado el balance de situación abreviado referido a 31 de marzo de 2014 al que se adjunta la presenta diligencia, a los únicos efectos de que sirva de base a una operación de reducción del capital por pérdidas que tratará el Socio Único.

A continuación, el Administrador Único de la Sociedad firma el citado balance rubricando la presente diligencia, que queda incorporada como anexo al balance de situación abreviado referido a 31 de marzo de 2014.

D. Craig Allan Steinke